

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 12, 2017

Phillip J. Ahn
Chief Operating Officer
B. Riley Financial, Inc.
21255 Burbank Boulevard, Suite 400
Woodland Hills, California 91367

>   **Re: B. Riley Financial, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed March 17, 2017**
>   **File No. 333-216764**

Dear Mr. Ahn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Pre-Closing Dividend, page 12

1. Please disclose here, and in the section discussing the Pre-Closing Dividend on page 100, whether and how, including during the interim period between sending the materials to shareholders and the shareholder vote, the FBR board intends to notify shareholders of any changes in the likelihood of paying the Pre-Closing Dividend and of any changes to the amount of the Pre-Closing Dividend. In addition, please discuss whether and how, in the event the Pre-Closing Dividend is less than $8.50, the FBR board will notify shareholders as to whether and why such change in the dividend amount affects its recommendation that shareholders approve the merger, and whether and why such change in the dividend amount affects its willingness to rely on the fairness opinion; in this regard, we note that both FBR's board's recommendation that shareholders approve

the merger and the conclusions reached in the fairness opinion were based in part on the assumption that FBR will pay a dividend of at least $8.50.

Material U.S. Federal Income Tax Consequences of the Merger, page 21

2. Please revise this section and the related section on page 9 to identify briefly the uncertainty relating to the tax treatment of the Pre-Closing Dividend.

Risk Factors, page 30

3. As it appears that the section entitled "Risk Factors—Risks Factors Relating to the Pre-Closing Dividend," as referenced on page 31 or "Risk Factors—Risks Relating to the Pre-Closing Dividend," referenced on page 32, does not exist. Please revise the references, directing readers to the appropriate location of those risk factors, including to the discussion of the factors referenced in the first paragraph of page 31.

4. Please include a risk factor discussing the uncertainty relating to the tax treatment of the Pre-Closing Dividend.

The amount of the pre-closing dividend is uncertain, page 31

5. In this risk factor, please disclose that the Pre-Closing Dividend amount, if any, will not be known when the FBR shareholder vote occurs.

The Merger

Background of the Merger, page 53

6. Please revise this section to describe the nature of FBR's discussions with market participants other than B. Riley, and the reasons that such discussions were terminated. Please also explain the background of B. Riley's decision to pursue discussions with FBR regarding potential strategic opportunities, and the nature and conclusions of any similar discussions between B. Riley and other market participants. Finally, throughout your discussion and where possible, please identify the "senior management" and "representatives" who engaged in the identified communications and attended the identified meetings.

B. Riley Agreement with Richard J. Hendrix, page 75

7. We note that, although FBR & Co.'s 10-K is incorporated by reference, the Part III information from that 10-K is forward incorporated and will be contained in FBR & Co.'s proxy, which is not yet filed. Accordingly, please provide the executive compensation information required by Item 18(a)(7)(ii) of Form S-4 for Mr. Hendrix.

The Merger Agreement

Pre-Closing Dividend, page 100

8. Where appropriate, please revise your disclosure to highlight that FBR's board's recommendation that the shareholders approve the merger, as well as the conclusions of the fairness opinion, are based in part on the assumption that FBR will pay a Pre-Closing Dividend of $8.50, and that FBR may not pay a dividend of such amount or at all.

Material U.S. Federal Income Tax Consequences of the Merger, page 116

9. Please make revisions throughout your "Material U.S. Federal Income Tax Consequences of the Merger" section to state that each conclusion with respect to tax matters is the opinion of counsel. Please also revise the tax opinions filed as Exhibits 8.1 and 8.2 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please note that opining on the accuracy of the disclosure alone, without stating that the disclosure is the opinion of counsel, is not sufficient. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19, which is available on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Patrick S. Brown, Esq.